[FIRST OTTAWA BANCSHARES LETTERHEAD]

July 7, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C.  20549-0408

Attention:  Mr. Paul Cline

RE:	First Ottawa Bancshares, Inc.
Form 10-K for the year ended December 31, 2004
File No. 0-30495

Dear Mr. Cline:

First Ottawa Bancshares, Inc. (“First Ottawa”) filed Amendment No. 1 to Form 10-K via EDGAR today.  This amendment sets forth the responses to the comments of the Staff contained in a letter, dated June 23, 2005, relating to the above-referenced filing.

Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

Annual Report to Shareholders – Exhibit 13

First Ottawa has filed its 2004 Annual Report to Stockholders, as revised below, as Exhibit 13.1 to Amendment No. 1 to Form 10-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 17

1.                                      Please revise to include an audit report from your independent accountants that properly evidences the signature of the firm that issued it.  Refer to Item 302 of Regulation S-T.

First Ottawa has re-filed its financial statements to include the signature of its independent accountant, BKD, LLP, on its audit report, dated January 23, 2005.

2.                                      Please revise to include the report of independent accountants issued on your 2002 financial statements.  Refer to Rule 2-05 of Regulation S-X.

First Ottawa has included the audit report, dated January 17, 2003, issued by Crowe Chizek and Company, LLC for the fiscal year ended December 31, 2002 in Amendment No. 1 to Form 10-K.

In connection with this response and the filing of Amendment No. 1 to Form 10-K, First Ottawa further acknowledges that:

•                  First Ottawa is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  First Ottawa may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ Vincent Easi

Vincent Easi
Chief Financial Officer